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                              November 26, 2020

       Laura Shawver
       Chief Executive Officer
       Silverback Therapeutics, Inc.
       500 Fairview Ave N, Suite 600
       Seattle, WA 98109

                                                        Re: Silverback
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2020
                                                            File No. 333-250009

       Dear Dr. Shawver:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2020 letter.

       Registration Statement on Form S-1, Filed November 10, 2020

       Prospectus Summary, page 1

   1. We note your response to our prior comment number 2. Please revise your pipeline table to clearly indicate
that you only have one Phase 1 trial with respect to SBT6050. The table should reflect one
arrow for the SBT6050 trial but could include footnote or other disclosure in the table
to indicate that there is a component of the trial combining with pembrolizumab. We note
that your Business section disclosure regarding the trial on page
                                                        129 describes the trial
as one trial, though consisting of four parts, two of which relate to the pembrolizumab
combination. Please also briefly describe the two parts of the trial in the surrounding text.
With respect to your ASGR1-TGF   agonist and TLR8 agonist
                                                        programs, please remove
your Other Programs table from the Summary as these programs
 Laura Shawver
Silverback Therapeutics, Inc.
November 26, 2020
Page 2
       continue to not appear sufficiently material.
Business
Lead Product Candidate SBT6050: TLR8 Agonist Conjugated to a HER2 Antibody, page 115

2. We acknowledge your response to our prior comment number 20 and note that you are continuing to refer to undisclosed product candidates. Please remove the pie chart or provide more information about the undisclosed candidates, including more detail concerning the exploratory NHP toxicity study mentioned on page 141. Intellectual Property, page 146

3. We note your response to our prior comment number 24. Please revise to provide the foreign jurisdictions applicable to the 36 owned foreign patent applications listed on page
       146.
Executive and Director Compensation, page 178

4. We note your statements about Mr. Piazza's compensation on page 181 regarding the potential new option grant dependent on the execution of the underwriting agreement for this offering. Please add disclosure as appropriate in the summary or in your risk factors discussing that Mr. Piazza may have interests that conflict with those of other shareholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Vanjoske at 202-551-3614 or Tracey McKoy at 202-551-3772
if you have questions regarding comments on the financial statements and related matters.
Please contact Margaret Schwartz at 202-551-7153 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,
FirstName LastNameLaura Shawver
                                                             Division of
Corporation Finance
Comapany NameSilverback Therapeutics, Inc.
                                                             Office of Life
Sciences
November 26, 2020 Page 2
cc:       Charles Kim, Esq.
FirstName LastName